UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): **July 21, 2006**

First Financial Holdings, Inc.
(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina 29401
(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable
(Former name or former address, if changed since last report)

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 -- Financial Information

Item 2.02 Results of Operations and Financial Condition

On July 21, 2006 First Financial Holdings, Inc. announced earnings for the third quarter ended June 30, 2006. For more information regarding this matter, see the press release and additional financial information attached hereto as Exhibit 99.1.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits

Exhibit (99.1). Press release dated July 21, 2006 with additional financial information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Susan E. Baham
Susan E. Baham
Executive Vice President, Chief Financial Officer
And Principal Accounting Officer

Date: July 21, 2006

EXHIBIT INDEX

Exhibit Number	Description
99.1	First Financial Holdings, Inc. Results for Third Quarter with additional financial information

Exhibit 99.1

First Financial Holdings, Inc. Results for Third Quarter
and additional financial information.

FIRST FINANCIAL HOLDINGS, INC.
34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5929

NEWS   NEWS   NEWS   NEWS

Contact: Susan E. Baham
                Executive Vice President,
                Chief Operating Officer and
                Chief Financial Officer
                (843) 529-5601

FIRST FINANCIAL HOLDINGS, INC.
REPORTS THIRD
QUARTER RESULTS

Charleston, South Carolina (July 21, 2006) – First Financial Holdings, Inc. ("Company") (NASDAQ GSM: FFCH) today reported results for the third quarter of the fiscal year ended September 30, 2006. Net income for the third quarter of fiscal 2006 totaled $7.2 million, or $0.59 per diluted share, an increase of 16.6% and 20.4%, respectively, from net income of $6.2 million, or $0.49 per diluted share, earned in the third quarter of fiscal 2005. Net income for the nine months ended June 30, 2006 and 2005 totaled $20.7 million, or $1.70 per diluted share, and $19.1 million, or $1.52 per diluted share, respectively.

President and Chief Executive Officer A. Thomas Hood commented, "Operations during the third quarter have produced improved results during fiscal 2006. One of the highlights during the June 2006 quarter was strong annualized loan growth of 12.8%. We believe that growth in average earning assets of $32.1 million during the quarter and a higher mix of loans relative to securities contributed to an expansion of 10 basis points in the net interest margin on a linked quarter basis and an increase of three basis points over the comparable quarter in fiscal 2005. The net interest margin for the quarter ended June 30, 2006 was 3.37% compared with 3.27% for the quarter ended March 31, 2006 and 3.34% for the quarter ended June 30, 2005. Net interest income increased $973 thousand to $20.2 million for the quarter ended June 30, 2006, compared to $19.3 million for the quarter ended June 30, 2005. We find these results encouraging; however, we remain cautious as the Federal Reserve continues to increase short-term interest rates. Since June 2004, the Federal Reserve has increased short-term rates by a total of 425 basis points."

Hood noted, "Results during the current quarter demonstrate the success of our efforts to continue to diversify non-spread based revenue. Non-interest income was $14.1 million for the third quarter of fiscal 2006, an increase of $3.2 million, or 29.7%, from $10.9 million for the comparable quarter last year. Total revenues, defined as net interest income plus total other income, excluding gains on sales on investments and gains from property sales, increased $3.8 million to $33.6 million during the quarter ended June 30, 2006, an increase of 12.6% from $29.8 million for the comparable quarter ended June 30, 2005. On the same basis, total revenues were up $8.0 million, or 8.7%, for the first nine months of fiscal 2006 compared with the first nine months of fiscal 2005. Deposit account revenues totaled $4.4 million during the quarter ended June 30, 2006 compared with $3.0 million during the comparable quarter ended June 30, 2005. The $1.4 million increase in deposit fees during the current quarter is primarily attributable to the introduction of a courtesy overdraft privilege program in July 2005. Commissions on insurance increased by 8.9% to $5.0 million during the quarter ended June 30, 2006 compared with $4.6 million during the quarter ended June 30, 2005. Loan servicing operations, net, totaled $850 thousand during the quarter ended June 30, 2006 compared with a net loss of $117 thousand during the quarter ended June 30, 2005. The results for the quarter ended June 30, 2005 reflected a $507 thousand increase in the impairment reserve for originated mortgage servicing values while the current quarter's results included a $200 thousand recovery. Gains on disposition of assets totaled $801 thousand during the quarter ended June 30, 2006 compared with gains of $344 thousand recorded in the quarter ended June 30, 2005."

Total non-interest expenses increased by $2.2 million, or 11.0%, to $21.8 million for the quarter ended June 30, 2006 compared to $19.7 million for the quarter ended June 30, 2005. Salaries and employee benefits increased by $1.3 million to $13.5 million for the quarter ended June 30, 2006 from $12.2 million for the quarter ended June 30, 2005. The increase in the current quarter is attributable principally to staffing for in-store branch expansion, higher health benefit costs and merit increases since June 2005. On a linked quarter basis, non-interest expenses in the quarter ended June 30, 2006 increased $1.0 million from the quarter ended March 31, 2006. For the first nine months of fiscal 2006, non-interest expense increased 7.8%, or $4.6 million, to $64.2 million from $59.6 million for the comparable nine month period in fiscal 2005. Excluding a $964 thousand prepayment penalty on the repayment of FHLB advances incurred during the nine months ended June 30, 2005, total non-interest expense increased 9.6%.

The Company's provision for loan losses was $1.4 million during the quarter ended June 30, 2006 compared with $1.0 million during the comparable quarter in fiscal 2005. The increase was principally attributable to increased credit risk due to strong loan growth in the current quarter as charge-offs were 8.6% lower in the quarter ended June 30, 2006 compared with the quarter ended June 30, 2005. The Company's reserve coverage of non-performing loans was 284.4% at June 30, 2006 compared to 210.6% at June 30, 2005 and 321.7% at March 31, 2006. Annualized loan net charge-offs as a percentage of net loans was 0.22% for the quarter ended June 30, 2006 compared with 0.26% for the comparable quarter a year ago and 0.27% for the quarter ended March 31, 2006. Problem assets, which include problem loans as well as properties acquired, as a percentage of total assets was 0.26% for the quarters ended June 30, 2006 and March 31, 2006, respectively, improving from 0.36% for the quarter ended June 30, 2005.

Hood also noted, "During late June, we opened our eleventh Wal-Mart Superstore retail sales office, with several more of these in-store offices planned. Deposit growth slowed as expected during the June 2006 quarter, although deposits have increased 12.2% over the past year.   Deposit price competition has been strong in all of our markets."

Hood commented, "We identified several significant goals for fiscal 2006. After having completed our first nine months of fiscal 2006, we have increased diluted earnings per share by 11.8%, ahead of our goal of 10% or greater for the year."

"As reflected in the current quarter's results we continue to enjoy success in the growth of our advice businesses – insurance, brokerage and trust. Revenue growth in these businesses has increased 8.6% for the first nine months of fiscal 2006 compared to the first nine months of fiscal 2005."

"We have aggressively grown our in-store banking program with three new stores opened in the nine months ended June 30, 2006 and have commitments to open two additional in-store offices in fiscal 2007. We continue to evaluate possible additional in-store branches in the near term future. We recently began construction of a regional office in North Myrtle Beach, which will allow us to consolidate operations from several offices in the immediate region."

"Loan growth has been particularly strong in the current quarter, especially to businesses and consumers. On an annualized basis, loans receivable increased by 11.3% during the first nine months of fiscal 2006." Hood concluded.

As of June 30, 2006, total assets of First Financial were $2.7 billion, loans receivable totaled $2.0 billion and deposits were $1.8 billion. Stockholders' equity was $176.8 million and book value per common share totaled $14.73 at June 30, 2006.

- more -

First Financial is the holding company of First Federal, which operates 52 offices located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick County in coastal North Carolina. The Company also provides insurance, brokerage and trust services through First Southeast Insurance Services, The Kimbrell Insurance Group, First Southeast Investor Services and First Southeast Fiduciary and Trust Services.

NOTE: A. Thomas Hood, President and CEO of the Company, and Susan E. Baham, Executive Vice President, COO and CFO, will discuss these results in a conference call at 11:00 AM (ET), July 24, 2006. The call can be accessed via a webcast available on First Financial's website at www.firstfinancialholdings.com.

Forward Looking Statements

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. The Company's actual results, performance or achievements may differ materially from those suggested, expressed or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, general economic conditions nationally and in the State of South Carolina, interest rates, the South Carolina real estate market, the demand for mortgage loans, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended September 30, 2005. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on these statements.

For additional information about First Financial, please visit our web site at www.firstfinancialholdings.com or contact Susan E. Baham, Executive Vice President, COO and CFO, (843) 529-5601.

- more -

FIRST FINANCIAL HOLDINGS, INC.
Unaudited Consolidated Financial Highlights
(in thousands, except share data)

	Three Months Ended			Nine Months Ended	
	06/30/06	06/30/05	03/31/06	06/30/06	06/30/05
Statements of Income					
Interest income	$ 38,652	$ 33,051	$ 36,783	$ 110,670	$ 96,944
Interest expense	18,413	13,785	17,357	51,593	39,600
Net interest income	20,239	19,266	19,426	59,077	57,344
Provision for loan losses	(1,413)	(1,010)	(1,309)	(3,622)	(3,610)
Net interest income after provision	18,826	18,256	18,117	55,455	53,734
Other income					
Net gain on sale of loans	437	816	515	1,689	1,656
Net gain (loss) on sale of investments and mortgage-backed securities	(9)	1	3	(6)	(55)
Brokerage fees	694	634	914	2,113	1,938
Commissions on insurance	4,986	4,578	5,808	14,686	14,090
Other agency income	313	361	301	882	955
Service charges and fees on deposit accounts	4,386	2,985	4,222	13,367	8,674
Net gain on loan servicing operations	850	(117)	685	2,417	1,205
Gains on disposition of assets	801	344	92	915	1,946
Other	1,675	1,297	1,663	4,789	5,203
Total other income	14,133	10,899	14,203	40,852	35,612
Other expenses					
Salaries and employee benefits	13,549	12,201	13,387	40,603	37,446
Occupancy costs	1,603	1,351	1,249	4,193	3,828
Marketing	690	490	622	1,777	1,459
Depreciation, amort., etc.	1,360	1,432	1,295	4,011	4,070
Prepayment fees	-				964
Other	4,629	4,185	4,271	13,611	11,780
Total other expenses	21,831	19,659	20,824	64,195	59,547
Income before income taxes	11,128	9,496	11,496	32,112	29,799
Provision for income taxes	3,949	3,338	4,087	11,401	10,681
Net income	7,179	6,158	7,409	20,711	19,118
Earnings per common share:					
Basic	0.60	0.50	0.62	1.72	1.55
Diluted	0.59	0.49	0.61	1.70	1.52
Average shares outstanding	12,013	12,303	12,023	12,030	12,309
Average diluted shares outstanding	12,163	12,511	12,190	12,195	12,562
Ratios:					
Return on average equity	16.38%	14.35%	17.19%	15.95%	15.08%
Return on average assets	1.10%	0.99%	1.15%	1.07%	1.03%
Net interest margin	3.37%	3.34%	3.27%	3.33%	3.35%
Total other expense/average assets	3.33%	3.15%	3.23%	3.31%	3.21%
Efficiency ratio (1)	64.74%	65.45%	61.75%	64.49%	63.96%
Net charge-offs/average net loans, annualized	0.22%	0.26%	0.27%	0.22%	0.30%

(1) Excludes from income - (losses) gains on sales of securities, net real estate operations, gains on disposition of assets; excludes from expenses - prepayment fees

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	06/30/06	06/30/05	03/31/06
Statements of Financial Condition			
Assets			
Cash and cash equivalents	$ 131,502	$ 126,702	$ 113,898
Investments	56,813	58,996	53,476
Mortgage-backed securities	298,022	355,953	319,729
Loans receivable, net	2,047,966	1,867,627	1,984,423
Office properties, net	53,885	51,995	53,184
Real estate owned	1,725	2,291	2,410
Intangible assets	22,859	23,094	22,770
Other assets	40,668	39,882	41,207
Total Assets	2,653,440	2,526,540	2,591,097
Liabilities			
Deposits	1,813,748	1,616,056	1,804,780
Advances from FHLB	517,000	494,000	456,000
Other borrowings	74,029	186,461	98,913
Other liabilities	71,878	57,632	57,473
Total Liabilities	2,476,655	2,354,149	2,417,166
Stockholders' equity			
Stockholders' equity	268,109	247,760	263,195
Treasury stock	(86,096)	(73,684)	(84,711)
Accumulated other comprehensive loss	(5,228)	(1,685)	(4,553)
Total stockholders' equity	176,785	172,391	173,931
Total liabilities and stockholders' equity	2,653,440	2,526,540	2,591,097
Stockholders' equity/assets	6.66%	6.82%	6.71%
Common shares outstanding	12,000	12,243	12,025
Book value per share	$ 14.73	$ 14.08	$ 14.46

	06/30/06	06/30/05	03/31/06
Credit quality-quarterly results			
Total reserves for loan losses	$ 14,461	$ 14,196	$ 14,161
Loan loss reserves/net loans	0.71%	0.76%	0.71%
Reserves/non-performing loans	284.44%	210.59%	321.69%
Provision for losses	$ 1,413	$ 1,010	$ 1,309
Net loan charge-offs	$ 1,113	$ 1,218	$ 1,315
Problem assets			
Non-accrual loans	$ 5,020	$ 6,715	$ 4,361
Accruing loans 90 days or more past due	64	26	41
Renegotiated loans			
REO through foreclosure	1,725	2,291	2,410
Total	$ 6,809	$ 9,032	$ 6,812
As a percent of total assets	0.26%	0.36%	0.26%

First Financial Holdings, Inc.

(dollars in thousands)

	As of / For the Quarter Ended (Unaudited)							
BALANCE SHEET	06/30/06	03/31/06	12/31/05	09/30/05	06/30/05	03/31/05	12/31/04	09/30/04
Assets								
Cash and investments	$ 188,315	$ 167,374	$ 177,201	$ 176,777	$ 185,698	$ 162,605	$ 153,786	$ 165,136
Loans receivable	2,047,966	1,984,423	1,931,443	1,888,389	1,867,627	1,861,174	1,840,520	1,817,585
Mortgage-backed securities	298,022	319,729	340,387	341,523	355,953	336,993	350,666	346,847
Office properties and equip.	53,885	53,184	52,627	51,877	51,995	51,379	51,529	50,574
Real estate owned	1,725	2,410	2,118	1,755	2,291	2,654	4,178	4,003
Other assets	63,526	63,977	62,555	62,084	62,976	58,260	55,914	58,168
Total assets	$ 2,653,439	$ 2,591,097	$ 2,566,331	$ 2,522,405	$ 2,526,540	$ 2,473,065	$ 2,456,593	$ 2,442,313
Liabilities								
Deposits	$ 1,813,748	$ 1,804,780	$ 1,691,172	$ 1,657,072	$ 1,616,056	$ 1,547,696	$ 1,505,251	$ 1,520,817
Advances-FHLB	517,000	456,000	472,000	452,000	494,000	552,000	584,000	658,000
Other borrowed money	74,029	98,913	177,808	176,055	186,461	152,213	158,958	47,654
Other liabilities	71,877	57,473	54,542	66,149	57,632	50,252	40,857	50,655
Total liabilities	2,476,654	2,417,166	2,395,522	2,351,276	2,354,149	2,302,161	2,289,066	2,277,126
Total stockholders' equity	176,785	173,931	170,809	171,129	172,391	170,904	167,527	165,187
Total liabilities and stockholders' equity	$ 2,653,439	$ 2,591,097	$ 2,566,331	$ 2,522,405	$ 2,526,540	$ 2,473,065	$ 2,456,593	$ 2,442,313
Total shares o/s	12,000	12,025	12,020	12,116	12,243	12,352	12,307	12,303
Book value per share	$ 14.73	$ 14.46	$ 14.21	$ 14.12	$ 14.08	$ 13.84	$ 13.61	$ 13.43
Equity/assets	6.66%	6.71%	6.66%	6.78%	6.82%	6.91%	6.82%	6.76%
AVERAGE BALANCES								
Total assets	$ 2,622,268	$ 2,578,714	$ 2,544,369	$ 2,522,473	$ 2,499,803	$ 2,464,829	$ 2,449,453	$ 2,447,093
Earning assets	2,405,438	2,373,321	2,321,499	2,319,153	2,308,794	2,276,193	2,262,891	2,265,992
Loans	2,023,916	1,971,484	1,915,155	1,895,077	1,884,640	1,862,589	1,846,603	1,823,072
Costing liabilities	2,379,397	2,350,222	2,292,286	2,291,701	2,284,405	2,250,102	2,223,204	2,230,911
Deposits	1,804,496	1,741,755	1,671,661	1,645,324	1,591,739	1,525,975	1,517,898	1,482,314
Equity	175,358	172,370	170,969	171,160	171,648	169,216	166,357	164,206

First Financial Holdings, Inc.
(dollars in thousands)

	Quarter Ended (Unaudited)								Fiscal Year	
	06/30/06	03/31/06	12/31/05	09/30/05	06/30/05	03/31/05	12/31/04	09/30/04	09/30/05	09/30/04
STATEMENT OF OPERATIONS										
Total interest income	$ 38,652	$ 36,783	$ 35,235	$ 33,832	$ 33,051	$ 31,912	$ 31,981	$ 31,251	$ 130,776	$ 126,593
Total interest expense	18,413	17,357	15,823	14,718	13,785	12,980	12,835	12,550	54,318	49,991
Net interest income	20,239	19,426	19,412	19,114	19,266	18,932	19,146	18,701	76,458	76,602
Provision for loan losses	(1,413)	(1,309)	(900)	(1,216)	(1,010)	(1,300)	(1,300)	(1,300)	(4,826)	(5,675)
Net int. inc. after provision	18,826	18,117	18,512	17,898	18,256	17,632	17,846	17,401	71,632	70,927
Other income										
Net gain (loss) on sale of loans	$ 437	$ 515	$ 737	$ 796	$ 816	$ 467	$ 373	$ 569	$ 2,452	$ 1,913
Gain on investment securities	(9)	3					(56)	239	(55)	2,292
Brokerage fees	694	914	505	708	634	670	634	496	2,646	2,275
Commissions on insurance	4,986	5,808	3,892	4,600	4,578	5,800	3,712	4,192	18,690	16,199
Other agency income	313	301	268	367	361	330	264	250	1,322	1,315
Loan servicing fees	850	685	882	727	(117)	1,007	315	(691)	1,932	696
Svc. chgs/fees-dep. accts	4,386	4,222	4,759	4,253	2,985	2,742	2,947	3,063	12,927	11,516
Real estate operations (net)	(140)	(189)	(192)	(144)	(218)	(122)	(190)	(438)	(674)	(1,093)
Gains (losses) on disposition of properties	801	92	22	584	344	36	1,566	1,765	2,530	1,898
Other	1,815	1,852	1,643	1,742	1,516	1,578	2,640	1,514	7,475	5,164
Total other income	14,133	14,203	12,516	13,633	10,899	12,508	12,205	10,959	49,245	42,175
Other expenses										
Salaries & employee benefits	13,549	13,387	13,667	12,888	12,201	12,127	13,118	11,478	50,334	45,319
Occupancy costs	1,603	1,249	1,341	1,405	1,351	1,224	1,253	1,203	5,233	5,103
Marketing	690	622	465	515	490	465	504	553	1,974	1,852
Depreciation, amort. Etc.	1,360	1,295	1,356	1,418	1,432	1,344	1,294	1,408	5,488	5,643
Prepayment fees							964		964	1,548
Other	4,629	4,271	4,711	4,279	4,185	3,923	3,672	4,010	16,059	15,299
Total other expenses	21,831	20,824	21,540	20,505	19,659	19,083	20,805	18,652	80,052	74,764
Income before taxes	11,128	11,496	9,488	11,026	9,496	11,057	9,246	9,708	40,825	38,338
Provision for income taxes	3,949	4,087	3,365	3,919	3,338	4,010	3,333	3,500	14,600	13,784
Net Income	$ 7,179	$ 7,409	$ 6,123	$ 7,107	$ 6,158	$ 7,047	$ 5,913	$ 6,208	$ 26,225	$ 24,554
Average shares o/s, basic	12,013	12,023	12,054	12,197	12,303	12,323	12,301	12,382	12,281	12,484
Average shares o/s, diluted	12,163	12,190	12,231	12,427	12,511	12,569	12,606	12,667	12,528	12,818
Net income per share - basic	$ 0.60	$ 0.62	$ 0.51	$ 0.58	$ 0.50	$ 0.57	$ 0.48	$ 0.50	$ 2.14	$ 1.97
Net income per share - diluted	$ 0.59	$ 0.61	$ 0.50	$ 0.57	$ 0.49	$ 0.56	$ 0.47	$ 0.49	$ 2.09	$ 1.92
Dividends paid per share	$ 0.24	$ 0.24	$ 0.24	$ 0.23	$ 0.23	$ 0.23	$ 0.23	$ 0.22	$ 0.92	$ 0.88

First Financial Holdings, Inc.

(dollars in thousands)

				Quarter Ended (unaudited)					Fiscal Year	
	06/30/06	03/31/06	12/31/05	09/30/05	06/30/05	03/31/05	12/31/04	09/30/04	09/30/05	09/30/04
OTHER RATIOS										
Return on Average Assets	1.10%	1.15%	0.96%	1.13%	0.99%	1.14%	0.97%	1.02%	1.06%	1.01%
Return on Average Equity	16.38%	17.19%	14.33%	16.55%	14.35%	16.66%	14.22%	15.12%	15.48%	14.86%
Average yield on earning assets	6.42%	6.20%	6.07%	5.83%	5.73%	5.61%	5.64%	5.54%	5.67%	5.59%
Average cost of paying liabilities	3.10%	2.99%	2.74%	2.55%	2.42%	2.34%	2.29%	2.23%	2.39%	2.24%
Gross spread	3.32%	3.21%	3.33%	3.28%	3.31%	3.27%	3.35%	3.31%	3.28%	3.35%
Net interest margin	3.37%	3.27%	3.34%	3.30%	3.34%	3.33%	3.38%	3.32%	3.32%	3.38%
Operating exp./avg. assets	3.31%	3.23%	3.39%	3.25%	3.15%	3.10%	3.40%	3.05%	3.22%	3.09%
Efficiency ratio	64.74%	61.75%	67.11%	63.47%	65.45%	60.53%	66.07%	66.41%	63.83%	63.29%
COMPOSITION OF GROSS LOAN PORTFOLIO										
Residential (1-4 family)	$ 968,447	$ 969,161	$ 951,294	$ 965,244	$ 996,478	$ 1,022,847	$ 1,025,562	$ 1,029,522		
Other residential	20,806	23,685	23,806	24,780	46,471	42,324	59,227	39,761		
A & D and lots	94,571	85,943	79,953	76,576	73,678	70,164	68,995	68,142		
Commercial real estate	164,594	153,974	151,641	155,832	131,265	120,535	123,444	129,875		
Consumer	541,029	520,006	511,217	499,133	470,927	450,412	437,570	411,666		
Commercial business department	336,698	313,175	293,793	248,997	237,516	232,192	209,431	199,318		
	$ 2,126,145	$ 2,065,944	$ 2,011,704	$ 1,970,562	$ 1,956,335	$ 1,938,474	$ 1,924,229	$ 1,878,284		
ASSET QUALITY										
Non-accrual loans	$ 5,020	$ 4,361	$ 6,200	$ 5,556	$ 6,715	$ 7,472	$ 7,763	$ 8,439		
Loans 90 days or more past due	64	41	62	45	26	72	34	63		
Renegotiated loans										
REO thru foreclosure	1,725	2,410	2,118	1,755	2,291	2,654	4,178	4,003		
TOTAL	$ 6,809	$ 6,812	$ 8,380	$ 7,356	$ 9,032	$ 10,198	$ 11,975	$ 12,505		
LOAN AND REO LOSS RESERVES										
Total reserves for loan losses	$ 14,461	$ 14,161	$ 14,167	$ 14,155	$ 14,196	$ 14,404	$ 14,697	$ 14,799		
Loan loss reserves/net loans	0.71%	0.71%	0.73%	0.75%	0.76%	0.77%	0.80%	0.81%		
Provision for losses	1,413	1,309	900	1,216	1,010	1,300	1,300	1,300		
Net loan charge-offs	1,113	1,315	888	1,257	1,218	1,593	1,402	1,281		
Net charge-offs/average net loans	0.06%	0.07%	0.05%	0.07%	0.07%	0.09%	0.08%	0.07%		
Annualized net charge-offs/av.loans	0.22%	0.27%	0.19%	0.27%	0.26%	0.34%	0.31%	0.28%		